EXHIBIT 99.1

Bellatrix Announces Closing of Debt Refinancing Transaction and Upcoming Investor Events

CALGARY, Alberta, Sept. 11, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) today announces that it has closed the debt refinancing transaction previously announced on July 26, 2018.  The transaction immediately extends the maturity of over one-third of the Company’s existing unsecured senior notes due 2020 (the “2020 Notes”) by three years, reduces outstanding debt by approximately $10.5 million prior to any new money advances, and sets the stage for additional 2020 Note exchanges and/or acquisitions in the future that, the Company expects, will significantly increase its ability to refinance all of the remaining 2020 Notes in advance of their stated maturity, all while minimizing equity dilution to the Company’s shareholders.

Transaction Highlights

  Exchanged US$80 million of existing 2020 Notes for US$72 million of Second Lien Notes due 2023, extending the maturity of over 1/3 of the outstanding 2020 Notes by 3 years, reducing outstanding debt by approximately $10.5 million, and maintaining the cash interest rate at 8.5%.
  A new money commitment of US$30 million to US$40 million in additional Second Lien Notes for capital expenditures, development capital, and subsequent 2020 Note purchases.  Concurrent with closing, Bellatrix drew down US$15 million of this new money commitment.
  The transaction provides for a basket for up to US$50 million of additional Second Lien Notes for subsequent 2020 Note exchanges, and the capacity to issue additional subordinate secured and unsecured debt in subsequent refinancing and capital raising activities.

In connection with the completion of the transactions completed today, the lenders under the Company’s syndicated revolving credit facility have reconfirmed the Company’s borrowing base at $100 million, with total commitments set at $95 million. Brent Eshleman, President & CEO commented: “We are very pleased with the consummation of this financing.  It is one step of many that we have undertaken or plan to take to address the current weak natural gas price environment.  Bellatrix has a very strong asset base that we believe will produce strong value for years into the future.   We are committed to having a capital structure and cost structure that complement our strong asset base in this challenging environment.”

Upcoming Investor Events

Brent Eshleman, President & CEO will be presenting at the 2018 Peters & Co. Limited Energy Conference in Toronto on Wednesday, September 12, 2018.

Bellatrix will host its annual Analyst Day presentation on September 18, 2018.  The presentation will provide a discussion of Bellatrix's asset base, key operational areas, and corporate strategy.  The event will be held in Calgary for members of the financial analyst community.  A copy of the presentation will be available on Bellatrix's website on September 18, 2018 at www.bxe.com.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

FORWARD LOOKING STATEMENTS: Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words "forecast", "believe", "expect", "position", "maintain", "continue", "plan", "future", "estimate", "intend", "strategy", "anticipate", "enhance" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning the expectation that the recently completed debt refinancing transaction will significantly increase the Company's ability to refinance all of the remaining 2020 Notes in advance of their stated maturity, while minimizing equity dilution to the Company’s shareholders; and management’s expectations regarding the timing of upcoming investor events. Forward-looking statements necessarily involve risks. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2017) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.